                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               October 31, 2003

                        Commission File number: 2-6860

                                JUPITERS LIMITED
                     -----------------------------------
                              NAME OF YOUR COMPANY

                             Level 9, Niecon Tower
                               17 Victoria Avenue
                                 P.O. Box 1400
                              Broadbeach, QLD 4218
                                   Australia
             ----------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                   Form 20-F     X            Form 40-F
                                               -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes                       No
                                         -----                    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               JUPITERS LIMITED


                                               By: /s/Laurence Martin Carsley
                                                   ---------------------------
                                                   Laurence Martin Carsley
DATE: October 31, 2003                             Company Secretary

(JUPITERS LIMITED LOGO)                                   JUPITERS LIMITED
                                                          ABN 78 010 741 045
                                                          Level 9, Niecon Tower
                                                          17 Victoria Avenue
                                                          PO Box 1400
                                                          Broadbeach  QLD  4218
                                                          Australia
                                                          Telephone 07 5584 8900
                                                          Facsimile 07 5538 6315

31 October  2003




                     JUPITERS LIMITED EXECUTIVE OPTION PLAN

Pursuant to the Jupiters Limited Executive Option Plan, the following options have become exercisable due to the approval of the Scheme of Arrangement between Jupiters Limited and the holders of Jupiters' ordinary shares by Court Order.




   NUMBER OF OPTIONS              EXERCISE PRICE              EXPIRY DATE
   -----------------              --------------              -----------
       1,034,661                      $ 4.54                10 November 2003

         33,120                       $ 4.38                10 November 2003




For further information, please contact:
Laurie Carsley
Chief Financial Officer
Ph: (07) 5584 8900




JUPITERS LIMITED IS A LISTED COMPANY WITH INTERESTS IN TOURISM, LEISURE AND GAMING. IT OWNS JUPITERS CASINO ON THE GOLD COAST, TREASURY CASINO IN BRISBANE, JUPITERS TOWNSVILLE HOTEL AND CASINO AND MARINA. IN ADDITION, THE COMPANY OPERATES KENO IN QUEENSLAND AND NEW SOUTH WALES AND PROVIDES TECHNOLOGY SERVICES. JUPITERS LIMITED IS BASED ON THE GOLD COAST, QUEENSLAND, HAS ALMOST 30,000 INVESTORS IN ORDINARY SHARES, APPROXIMATELY 4,800 JUPITERS RPS SECURITYHOLDERS AND EMPLOYS OVER 5,000 STAFF.

                                (COMPANY LOGOS)